Protection One, Inc.
Exhibit 21 - SUBSIDIARIES
December 31, 1999

Entity	Jurisdiction
Protection One Alarm Monitoring, Inc.	Delaware
Network Multifamily Security Corporation	Delaware
Security Monitoring Services, Inc.	Florida
Protection One U.K., Inc.	United Kingdom
Protection One Canada	Ontario
Canguard, Inc.	Ontario
Protection One International, Inc.	Delaware
Protection One France, EURL	France
Compagnie Europeenne de Telesecurite	France
Protection One Investments, Inc.	Delaware